SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
SandRidge Energy, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
80007P 307

(CUSIP Number)
Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118
Tel: (405)-753-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 6 pages)

CUSIP No.

1	NAMES OF REPORTING PERSONS TOM L. WARD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		33,559,030

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,559,030

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,559,030

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
     This Schedule 13D relates to common stock par value $0.001 of SandRidge Energy, Inc (the “Issuer”). The principal executive offices of the Issuer are located at 1601 N.W. Expressway, Suite 1600, Oklahoma City, Oklahoma 73118.
Item 2. Identity and Background.
(a)	The name of the person filing this Statement is Tom L. Ward.

(b)	The business address of Tom L. Ward is 1601 N.W. Expressway, Suite 1600, Oklahoma City, Oklahoma 73118.

(c)	Tom L. Ward is the Chairman, Chief Executive Officer and President of SandRidge Energy, Inc.

(d)	Tom L. Ward, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Tom L. Ward, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Tom L. Ward is a United States Citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     On November 9, 2007, Tom L. Ward purchased 4,170,000 shares of common stock of SandRidge Energy, Inc. at a share price of $26. These shares are directly owned by TLW Properties, L.L.C., for which Mr. Ward exercises voting and dispositive control. Mr. Ward holds 24,312,406 shares directly, and 9,246,624 shares through TLW Properties, L.L.C.
Item 4. Purpose of Transaction.
     Tom L. Ward acquired the shares in connection with the initial public offering of SandRidge Energy, Inc.
     As of the date of this Schedule 13D, Tom L. Ward has no plans or proposals which relate to or would result in any of the following actions:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	Tom L. Ward beneficially owns 33,559,030 shares of common stock, or 23.7% of the outstanding common stock. Mr. Ward holds 9,246,624 shares of common stock through TLW Properties, L.L.C., for which he exercises voting and dispositive control, and 24,312,406 shares of common stock directly.

(b)	Tom L. Ward has sole voting and dispositive power with respect to 33,559,030 shares of common stock.

(c)	On November 9, 2007, Tom L. Ward directly purchased from SandRidge Energy, Inc. 4,170,000 shares of common stock at a price of $26 per share.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
     There are no materials required to be filed as exhibits.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 19, 2007	By:	/s/ Tom L. Ward
Tom L. Ward